

SEC 19011047

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B Street, Suite 2204
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Levenson 619-234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
NOV 06 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
Securities and Exchange Commission Trading and Markets NOV 05 2019 RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



N. CHAVEZ
Notary Public - California
San Diego County
Commission # 2191746
My Comm. Expires May 12, 2021

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Western Financial Corporation
Statement of Financial Condition
September 30, 2019

Assets

Cash		$ 104,169
Clearing Deposit		25,312
Commissions Receivable		5,708
Right of Use Asset/Office Lease		133,300
Total Assets		**$ 268,489**

Liabilities and Stockholder's Equity

Salaries and Commissions Payable		$ 11,137
Due to Officer		26,107
Accrued Expenses		20,642
Accrued Payroll Taxes Payable		972
Office Lease Liability		147,156
Total Liabilities		$ 206,014
Stockholder's Equity		
Common Stock no par value, 7,500 shares Authorized , 3,500 shares issued and Outstanding	$ 0	
Additional paid-in Capital	57,538	
Retained Earnings	4,937	62,475
Total liabilities and Stockholder's Equity		**$268,489**

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Income (Loss)
For the Year Ended September 30, 2019

Revenues		
Commissions		$ 175,410
12b-1 Fees		16,673
Interest Income		178
Other Income		31,631
Mutual Funds		30
RIA Fees		688,855
Total Revenues		**$912,777**
Expenses		
Accounting		$ 9,000
Auto Expenses		31,673
Clearing Charges		24,894
Compliance Services		16,498
Employee Compensation and Benefits		607,098
Occupancy		50,717
Payroll Taxes		31,756
Pension		22,174
Publications and Computer Services		14,847
Regulatory Fees		8,384
Telephone, Internet and Cable		11,028
Travel and Entertainment		9,965
Other Operating Expenses		75,779
Total Expenses		**913,813**
Net Income (Loss) before Income Tax Provisions		**(1,036)**
Income Tax Provision – Current		(800)
Net Income (Loss)	**$**	**(1,836)**

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2019

	Common Shares	Common Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, September 30,2018	3,500	$ 0	$ 57,538	$ 6,773	$ 64,311
Net Income (Loss)				(1,836)	(1,836)
Balance, September 30,2019	3,500	$ 0	$ 57,538	$ 4,937	$ 62,475

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash Flows from Operating Activities:		
Net Income (Loss)		($ 1,836)
Adjustment to Reconcile Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities:		
(Increase) Decrease in:		
Commissions Receivable	$ 7,055	
Clearing Deposit	(127)	
(Decrease) Increase in:		
Salaries and commissions payable	5,470	
Due to officer	(1,540)	
Accrued Expenses	7,165	
Deferred Rent	(1,491)	
Accrued Payroll Taxes	(18)	
Total Adjustments		16,514
Net Cash Provided by (used in) Operating Activities:		14,678
Cash Flows Provided by Investing Activities:		0
Cash Flows Provided by Financing Activities:		0
Net Increase (Decrease) in Cash		14,678
Cash at Beginning of Year		89,491
Cash at End of Year		104,169

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

Interest Paid	$0
Income Taxes	$1,330
Right of Use Assets Obtained in Exchange for Lease Obligations and Deferred Rent	$133,300

Western Financial Corporation
Notes to Financial Statements
September 30, 2019

Note 1 – Organization and Nature of Business

Western Financial Corporation (the "Company") was incorporated in the State of California on October 7, 1971 under the name of JB Financial. On April 16, 1974, the Company changed the name to Western Financial Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is also a state-registered investment adviser ("RIA") with the California Department of Business Oversight.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Put and call broker or dealer or option writer
- Investment Advisory Services
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities
- Collection of variable annuity residual trailing commissions
- Corporate finance and investment banking advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Investment Banking – Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment Banking Retainer fees are recorded at the time the fee is received/earned, management or success fees are recorded when revenue is earned (at the close of the deal.)

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Leases – In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02" and "ASU 2018-11"). The ASU requires lessees to record most leases on their balance sheets but recognize the expense on their statements of operations in a manner similar to accounting rules previously in effect. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use ("ROU") asset for the right to use the underlying asset for the lease term.

The Company has completed its implementation of ASU 2016-02 and applicable methods of transition. As permitted under the transition guidance, for leases in existence prior to adoption, the Company carried forward the assessment of whether its arrangements are or contain leases, the classification of its leases, the impact of initial direct costs associated with its leases, and the remaining lease terms.

The Company adopted the requirements of ASU 2016-02 utilizing the modified retrospective method of transition to identified leases as of October 1, 2018 (the "effective date".) The adoption of the standard had a material impact to the Company's balance sheets. There was no impact upon adoption to the statements of operations or cash flows. The impact of the adoption was due to:

- The recognition of additional operating lease liabilities of $147,156 and corresponding operating ROU assets of $133,300. These represent the operating leases existing as of the effective date which have a lease term of greater than twelve months.

Changes in Accounting Policies

Effective October 1, 2018, the Company adopted the requirements of Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), as discussed further in Note 12. All amounts and disclosures have been updated to comply with this new standard with results for reporting periods beginning after October 1, 2018 presented under ASU 2016-02.

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of October 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at October 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

Note 3 – ASC 606 Revenue Recognition

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue:

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

An acceptable interpretation of Topic 606 is that selling, and distribution fees paid over time, such as 12b-1 fees, are fully constrained when they are indexed to the net asset value of the funds being distributed until such amounts are known. The Company has deemed an acceptable interpretation to conclude that upon performance of the service, revenue recognition is fully constrained until each month-end when a portion of the revenue becomes known. Thereby at each month end, the "determinable" portion of the revenue will be recognized.

Note 4 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 5 – Clearing Broker Deposit

The Company has an agreement with Wedbush Securities which requires a minimum deposit of $25,000. The clearing broker deposit at September 30, 2019 was $25,312.

Note 6 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2019, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$ 5,708	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 7 – Related Party

For the year ended September 30, 2019, Western Financial Corporation paid Fortuna Financial, Inc., a related party entity, $2,562 for lease of office equipment.

Note 8 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the Company had net capital of $62,475 which was $12,475 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.16 to 1.

Note 10 – Income Taxes

The current portion of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB ASC 740 are as follows:

	Current
Federal	$ 0
State	800
Total income tax expense	$800

California Net Operating Loss carry-over remaining at September 30, 2019 was $63,609 which expires as follows:

September 30,	
2028	$31,140
2029	$ 3,307
2031	$21,688
2032	$ 7,474
Total:	$63,609

Note 11 – Exemption (k) (2) (ii) from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Leases

The company determines at contract inception whether the arrangement 1) contains a lease based on its ability to control a physically distinct asset for more than 12 months, and 2) should be classified as an operating or finance lease.

Operating leases are reflected as operating ROU assets and operating lease liabilities in the accompanying balance sheets. Operating ROU assets and operating lease liabilities represent the Company's obligation to make payments arising from the lease. The operating ROU asset also includes any lease payments made and excludes lease incentives. The liabilities are measured at the commencement date based on the present value of lease payments over the lease term utilizing our incremental borrowing rate. Lease payments are typically discounted at our incremental borrowing rate as the interest rate implicit in the lease cannot be readily determined in the absence of key inputs which are typically not reported by our lessors. Judgment was used to estimate the incremental borrowing rate associated with these leases based on relevant market data and Company inputs applied to accepted valuation methodologies.

The company recognizes lease expense relating to its operating leases on a straight-line basis over the lease term, which commences when the Company controls the leased asset.

The Company leases office space through October 31, 2022. The lease agreement includes four months of abatement which is incorporated in the rent expense calculation. For the fiscal year ended September 30, 2019, rent expense was $50,717. At September 30, 2019, future minimum lease payments under the lease agreement were as follows:

September 30,

2020	49,319
2021	50,799
2022	52,322
2023	4,458
Total	$156,898

The present value of $147,156 includes imputed interest of $9,742 which was calculated using a 3.154% discount rate.

Note 13 – Retirement Plan

Western Financial Corporation sponsored a SIMPLE IRA plan, which is an IRA-based plan that gives small employers a simplified method to make contributions toward their employees' retirement and their own retirement. Under a SIMPLE IRA plan, employees may choose to make salary reduction contributions and the employer makes matching or non-elective contributions. All contributions are made directly to an Individual Retirement Account or Individual Retirement Annuity (IRA) set up for each employee (a SIMPLE IRA). SIMPLE IRA plans are maintained on a calendar-year basis. The SIMPLE IRA plan was established to cover all full-time employees who elect to participate in the plan. The Company matches each employee's salary reduction contribution on a dollar-for-dollar basis up to 3% of the employee's compensation. During the year ended September 30, 2019 there were employer contributions made for eligible participants of the SIMPLE IRA plan in the amount of $22,175.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end September 30, 2019 through October 21, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Western Financial Corporation
Schedule I – Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission
September 30, 2019

Computation of Net Capital

Stockholder's Equity

Total Equity		$ 62,475
Less: Non-allowable Assets		
Net Capital		**62,475**

Computation of Net Capital Requirements

Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 4,848	
Minimum dollar net capital required	$ 50,000	
Net Capital required (greater of above)		50,000
Excess Net Capital		**$ 12,475**
Ratio of aggregate indebtedness to net capital	1.16 to 1	
Total Liabilities	$ 72,714	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital as reported on the Company's initial unaudited X-17A-5 report	$ 62,475

The accompanying notes are an integral part of these financial statements

Western Financial Corporation

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of September 30, 2019

A computation of reserve requirement is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Western Financial Corporation
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of September 30, 2019

Information relating to possession or control requirements is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Western Financial Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Western Financial Corporation as of September 30, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Western Financial Corporation as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Western Financial Corporation's management. My responsibility is to express an opinion on Western Financial Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Western Financial Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson, CPA

I have served as Western Financial Corporation's auditor since 2018.

Tarzana, California

October 21, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Western Financial Corporation
San Diego, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2019, which were agreed to by Western Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Western Financial Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Western Financial Corporation's management is responsible for the Western Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2019, as applicable with the amounts reported in Form SIPC-7 for the year ended September 30, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
October 21, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Western Financial Corporation
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Western Financial Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Western Financial Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Western Financial Corporation, stated that Western Financial Corporation, met the identified exemption provision throughout the most recent fiscal year without exception. Western Financial Corporation's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Western Financial Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
October 21, 2019



WESTERN FINANCIAL
CORPORATION
600 B STREET • SUITE 2204 • SAN DIEGO, CA 92101
(619) 544-0260 (800) 488-5990

October 21, 2019

Mr. Brian Anson, CPA
18401 Burbank Blvd.
Tarzana, CA 91356

Re: SEA Rule 17a-5(d)(4) Exemption Report

Dear Mr. Anson:

Pursuant to the referenced rule above, the following information is provided:

Under its membership agreement with FINRA, and in accordance with Rule 15c3-3 (k)(2)(ii), Western Financial Corporation ("Western") clears all customer transactions on a fully-disclosed basis with its clearing firm, Wedbush Securities, Inc. ("Wedbush") and it promptly transmits all customer funds and securities to Wedbush.

Western met the exemption under Section 240.15c3-3(k)(2)(ii) for the period of October 1, 2018 through September 30, 2019.

There were no exceptions.

Sincerely,

Richard S. Levenson
President, CEO & CIO

RSL:jsj